Exhibit 99.2

News release…

Date: 1 December 2004
Ref: PR391g

Board appointment

Richard Goodmanson, executive vice president and chief operating officer of E.I. du Pont de Nemours and Company, has been appointed to the boards of Rio Tinto plc and Rio Tinto Limited with effect from 1 December 2004.

Mr Goodmanson, who is a United States citizen, was born in Australia and educated at universities in both countries. He holds degrees in civil engineering, economics, commerce and business administration. During his career he has worked at senior levels for McKinsey & Co., PepsiCo and American West Airlines where he was president and CEO. He joined DuPont in early 1999.

In his current position he has responsibility for the non-US operations of DuPont, with a particular focus on growth in emerging markets, and he played a major role in the recent restructuring of DuPont’s businesses.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885